Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia
Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.

06017189

14 September 2006

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED 2006 SEP 22 P 12:19 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
14/9/06	Two Patents Granted in Singapore
13/9/06	Appendix 4E
8/9/06	Appointments to the NIM Board
1/9/06	NAL Reduces Debt by US$7 million
28/8/06	Needle-free Drug Delivery Update
10/8/06	Norwood Immunology - Clarification
9/8/06	Norwood Raises A$4m
31/7/06	Appendix 4C & Commentary
25/7/06	Laser Probe Patent Grants in Australia
25/7/06	Enhanced Drug Delivery Patent Grants in Australia
4/7/06	NIM BMT Melbourne Trial Completes

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

dw 9/28

norwood immunology

NORWOOD ABBEY

NORWOOD IMMUNOLOGY COMPLETES MELBOURNE BMT CLINICAL TRIAL

Key points:

- **Cancer trial at Alfred Hospital & Peter MacCallum Cancer Institute completes**
- **Data support previous positive interim results**
- **Multi-centre FDA approved study now underway at leading US cancer centres**

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that its subsidiary Norwood Immunology Limited [AIM:NIM], the company focussed on the rejuvenation of the immune system, has announced the completion of the Melbourne pilot exploratory clinical study in cancer patients undergoing chemotherapy and bone marrow transplantation (BMT). The study sought to determine whether an LHRH agonist can enhance recovery of T cells, which are essential for immune defence mechanisms. Analysis of the data support the interim results as previously announced at the American Haematology Society conference in December 2003.

This non randomized, open labelled study was initiated to explore whether the Company's technology was safe to use and could enhance immune recovery in immuno-suppressed patients, and so confirm the effects previously demonstrated pre-clinically and in prostate patients, by Norwood. A major problem for BMT patients is that the standard of care chemotherapy also causes collateral ablation of the immune system. While children recover adequate immunity from approximately 6 months post BMT, adults rarely regain specific immune defence mechanisms even after 2 years, because of the profound degeneration of thymus function from puberty and associated reduction in new T cell output. This immune suppression of BMT leads to high incidence of infections, and may underlie cancer relapse and poor responses to vaccines including those to cancer.

The study was conducted in 83 patients with either leukaemia, lymphoma or multiple myeloma (40 treated; 43 control) enrolled at the Alfred Hospital and Peter MacCallum Cancer Institute. They received standard of care cancer high–dose myeloablative chemotherapy, with or without a course of an LHRH agonist and either autologous (self derived) or allogeneic (from a donor) BMT (also known as haematopoietic stem cell transplant), The primary endpoint was to determine whether the LHRH agonist could induce renewed thymic function and output of new naïve CD4+ T cells (which are required for all immune responses), compared to similar patients not receiving the LHRH. Secondary endpoints included extensive analysis of other immune cells in the blood.

The trial was open to male and female patients aged 18 years or older. Study participants in the treatment group received 4 months of therapy with an LHRH agonist and all patients were on study for approximately 13 months.

The results of the study are currently being fully analyzed and a manuscript prepared for submission to a peer reviewed journal. Analysis of the key data however, demonstrated a significant increase in naïve CD4+ T cells and CD4+ TRECs, confirming the interim results reported previously.

Principal Investigator, **Associate Professor Anthony Schwarer, Head, Bone Marrow Transplant Programme, Alfred Hospital** commented: "Many patients become seriously immune compromised as a result of the transplant regime, and a treatment that will improve recovery and reduce post-transplant infections would be important. The results of this exploratory study are encouraging. Even though we had a mixed patient group with different prognostic outcomes and the patients were not randomized, the effect we saw on the increase of CD4+ T cells numbers and TRECS is a world first. It will be important to now confirm and even quantitate if possible, this rate of immune recovery and its clinical benefits in an adequately powered double blind, placebo controlled study in a more homogeneous patient population /group."

Richard Williams, CEO of Norwood Immunology, commented: "Completing this study is an important milestone for the Company. The early results and the foundation work established by this exploratory study has also enabled Norwood Immunology to develop a well thought out, high quality multi-centre study which opened at the MD Anderson and Dana-Farber Cancer Institute in the USA earlier this year. We are pleased that our Australian study, championed by Assoc Professor Tony Schwarer, has led the way to this FDA approved study, which is being conducted in conjunction with our US licence partner, TAP Pharmaceutical Products Inc, our Principal Investigator and other leading clinicians."

Norwood Immunology has licensed its immunology intellectual property to TAP Pharmaceutical Products Inc. for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com

To find out more about the Norwood group, visit www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowitz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NEEDLE-FREE DRUG DELIVERY UPDATE

Key points:
- ***Commercialisation phase implementation***
- ***Further progress in prototype development at MIT***
- ***Pharmaceutical groups in presentations & demonstrations***
- ***Board change***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that the commercialisation phase of its needle-free drug delivery device technology is gaining momentum.

The company has previously advised that it has entered into a licence agreement with Massachusetts Institute of Technology (MIT). The licence provides Norwood Abbey with an exclusive world-wide licence over all technological developments emerging from the contracted works programs in needle-free and micro-needle drug delivery device technology.

In the past months, the research & development being undertaken at the world-renowned BioInstrumentation Laboratory at MIT, under the direction of eminent Professor Ian Hunter, has substantially advanced the ability of the technology to deliver a range of compounds. In particular, the results include a substantial reduction in the size/weight dimensions of the prospective devices and considerable progress in the delivery of varying volumes of different compounds.

The company has previously confirmed the successful completion of a prototype single-shot needle-free drug delivery device for use in humans. The creation of the single-shot needle-free device presents Norwood with opportunities to participate in the delivery of vaccines to humans. Vaccine companies have, for some years, been seeking a needle-free solution to delivery and Norwood will be well-placed to participate in the growth of this market.

According to Prof Hunter, Norwood Abbey now has a compact, functional, high-performance device. The successful developments in the technology at MIT have attracted the attention of a number of major groups in both the human (vaccines and other) and veterinary pharmaceutical markets. The company has been approached by a number of such groups and will be pursuing discussions and negotiations concerning research, development and commercial arrangements over coming months.

Already, several groups have received presentations and demonstrations at the MIT laboratories. Discussions in relation to possible collaborations are being pursued.

A corollary of the success of the program moving into the commercialisation phase, with a licensing arrangement with MIT in place, is that Prof Hunter has determined that he may face a serious risk of conflict of interest. The issue has been reinforced as a result of recent developments regarding potential commercial arrangements. Accordingly, Prof Hunter has advised that he is stepping down from the Board of Directors.

The company is pleased to advise that Prof Hunter will continue to maintain an important consulting role with Norwood Abbey.

The company wishes to thank Prof Hunter for his valuable contribution to Norwood Abbey and looks forward to his continued involvement through commercialisation of the needle-free technology.

To find out more about the Norwood group, visit www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
(61 3) 9782 7333

NORWOOD IMMUNOLOGY - CLARIFICATION

Further to the announcement yesterday that Norwood Abbey Ltd [ASX:NAL] has raised approximately A$4 million through the sale of 10.1 million shares in Norwood Immunology Ltd., Norwood confirms that it continues to hold over 90 million shares in Norwood Immunology Ltd, representing approximately 75% of the issued capital.

To find out more about the company, visit www.norwoodabbey.com

For further information, please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD RAISES A$4 MILLION

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that is has raised approximately A$4 million through the sale of 10.1 million shares in Norwood Immunology Ltd.

The company also advises that it is progressing further fundraising options that will be reported upon completion.

To find out more about the company, visit www.norwoodabbey.com

For further information, please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

QUARTERLY CASH FLOW REPORT – COMMENTARY

This commentary should be read in conjunction with the attached Appendix 4C.

During the quarter, Norwood has continued with the implementation of the revised corporate strategy announced in April 2006. The key elements of the strategy can be described as follows:

- Identifying innovative technologies, undertaking basic research & development, adding value prior to partnering with existing major participants in relevant product areas.
- Crystallising the value of the Eyecare Division through sale or licensing. Due diligence by prospective purchasers is currently underway.
- Crystallising value in Norwood Immunology through an (off-market) sale of part of Norwood Abbey's holding and plans for improved liquidity in the London AIM listing of Norwood Immunology.
- Aggressive commercialisation of the Needle-free Drug Delivery technology. The company is already working towards the first collaborations with global participants in both human and veterinary areas. A number of pharmaceutical groups has already visited the Massachusetts Institute of Technology laboratories for demonstrations.
- Further reduction in operating overheads to a minimum level, consistent with the above objectives.

During the quarter, the company continued its rationalisation process, with further staff and other overhead reductions. This program will continue during the next quarter, delivering lower corporate overheads going forward.

As announced in the strategic commercialisation update issued in April 2006, the company's focus is on entering into commercial partnering arrangements for all its projects. This is intended to further reduce the company's direct cash outflows, as partners assume increased responsibility for patent prosecution, research and development, and royalty payments under in-licensing arrangements.

Net cash outflow for the period was $695,000. Net operating cash outflows for the quarter totalled $5,421,000. This includes the costs of running all group companies, including Norwood Immunology Ltd. The amount includes certain non-recurring outflows relating to professional fees, redundancy costs and fundraising costs.

New funding during the quarter came from a share placement which raised $1.1 million and a US institutional convertible loan facility which raised $4.4 million. Cash at the end of the quarter was $689,000.

The company is working towards finalising a funding package to supplement available cash. The company's announced plans for partnering its EyeCare, laser device and needle-free technologies and the reduction in immunology shareholding are designed to ensure that the company will be in a position to service its needs. The company also retains in place the equity line of credit of A$20 million from Global Emerging Markets.

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

Quarter ended ("current quarter")

30 June 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	168	1,245
1.2	Payments for (a) staff costs	(1,336)	(6,235)
	(b) advertising and marketing	(141)	(938)
	(c) research and development	(328)	(2,869)
	(d) leased assets	(2)	(8)
	(e) other working capital	(1,819)	(3,765)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	14	240
1.5	Interest and other costs of finance paid	(202)	(309)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Other Income	20	193
	Legal Expenses	(245)	(979)
	Travel Expenses	(127)	(1,048)
	Professional Fees	(852)	(1,257)
	Redundancy Costs	(332)	(1,006)
	Fundraising Costs	(239)	(840)
	Net operating cash flows	(5,421)	(17,576)

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(5,421)	(17,576)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(606)	(7,627)
	(d) physical non-current assets	5	(23)
	(e) other non-current assets	(169)	(810)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	34	154
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(736)	(8,306)
1.14	**Total operating and investing cash flows**	(6,157)	(25,882)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,097	1,497
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	4,375	19,321
1.18	Repayment of borrowings	-	(2,099)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)		
	Share Issue costs	(10)	(10)
	Net financing cash flows	5,462	18,709
	Net increase (decrease) in cash held	(695)	(7,173)
1.21	Cash at beginning of quarter/year to date	1,384	7,862
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	689	689

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	51
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:
(a) directors & committee fees to non-executive directors fees for professional services rendered

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities Guarantee facility for Lease over Premises	205	205
3.2	Credit standby arrangements - various	350	158

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	263	540
4.2 Deposits at call	426	844
4.3 Bank overdraft		-
4.4 Other (provide details) Borrowings received – subject to shareholder approval at EGM		-
Total: cash at end of quarter (item 1.23)	689	1,384

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity		
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell.................................. Date: 31 July 2006
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

NORWOOD ABBEY

ENHANCED CATHETER DRUG DELIVERY PATENT GRANTS IN AUSTRALIA

Key points:

- ***Drug delivery patent grants in Australia***
- ***Focus on delivery by catheter into blood vessels and other body passages***
- ***Enhancing permeation through application of electromagnetic energy***
- ***High drug concentration delivery achieved without systemic toxicity and other effects***

Medical technology group Norwood Abbey Ltd [ASX:NAL] advises that the Australian Patent Office has granted Patent No 2001287264 Ref. D6317AUS. The patent has been granted to the inventors, Stephen Flock and Kevin Marchitto, and is assigned to Norwood Abbey Ltd subsidiary Spectral BioSystems Inc. The patent term expires in 2021. As previously announced, a patent in this family has been issued in the USA. Patent applications are pending in major markets.

The Patent is entitled "Catheter for delivering electromagnetic energy for enhanced permeation of substances". It contains 13 claims relating to a catheter capable of delivering high concentration of pharmaceutically active substances and electromagnetic energy into cells and tissues, utilising blood vessels and other body passages as the delivery route.

The use of electromagnetic energy facilitates the enhanced permeation, allowing high concentrations of drug to be delivered directly to target areas inside the body. This can be achieved without the systemic toxicity and other adverse effects that may arise with systemic delivery.

Norwood Abbey Ltd Chairman Peter Hansen comments: "This patent has the potential to provide the company with a significant commercial position in the field of the efficient delivery of substances inside body passages. The granting of the patent further strengthens Norwood's intellectual property position in the drug delivery area. The company is actively seeking potential partners in the medical areas of catheters and endoscopes."

The ability to deliver pharmaceutically active substances through body passages offers the prospect of access to other sites (surrounding tissue and organs) adjacent to such body passages for treatment. For example, access to treatment of the prostate via colon or bladder.

The technology also offers the prospect of delivery of electromagnetic energy to sites of abnormal growths and obstructions, as in blood vessels arising from coronary crises, including conditions such as stenosis and restenosis. Examples of specific (illustrative) embodiments of the technology cover the use of pressure-wave optical pressure, optical propulsion, coherent force and incoherent force. Further examples cover the application of pressure to permeabilized membranes and specific designs for catheters for blood vessels.

To find out more about the company, visit www.norwoodabbey.com

For further information, please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

AUSTRALIAN PATENT GRANTED FOR LASER PROBES

Key points:

- ***Australian Patent issued for use of laser probes for drug permeation***
- ***Patent in the same family previously granted in the USA***

Medical technology group Norwood Abbey Ltd [ASX:NAL] advises that the Australian Patent Office has granted Patent No 2001249362 Ref. D6313AUS entitled " Laser Probes for Drug Permeation".

The patent covers the use of an optical device/method for enhancing local administration of pharmaceutical compounds and/or collection of biomaterials. The device/method is for use in various situations that require high concentrations of drugs that are delivered locally.

The patent has been granted to the inventors, Stephen Flock and Kevin Marchitto, and is assigned to Norwood Abbey Ltd subsidiary Spectral BioSystems Inc. The patent term expires in 2021. As previously announced, a patent in this family has been issued in the USA.

The granting of the patent further strengthens Norwood's intellectual property position in the drug delivery area.

To find out more about the company, visit www.norwoodabbey.com

For further information, please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz
(kgolodetz@lhai.com)
212-838-3777

Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

DEBT REDUCED BY US$7 MILLION

Key points:

- ***Funds generated through sale of Norwood Immunology shares***
- ***Funds to be used to extinguish US$7 million convertible debt***
- ***Retention by Norwood Abbey of 62.2 million shares (50.2%) of Norwood Immunology shares***
- ***A$1 million funding for Norwood Immunology***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has entered into an agreement with Indus Asia Pacific Master Fund, Ltd and Indus Opportunity Master Fund, Ltd (collectively 'Indus').

Under the agreement, Norwood Abbey will sell to Indus 31,395,346 shares in Norwood Immunology Ltd ('NIM') for approximately US$7.1 million.

Norwood Abbey has agreed with Indus to use the US$7.1 million to extinguish the convertible debt facility extended by Indus to Norwood Abbey in August 2005. Norwood Abbey's convertible debt – which at June 30 2006 stood at approximately US$13 million - will reduce to US$4.5 million following repayments to Indus (US$7.1 million) and Centrecourt (US$1.5 million).

This transaction enables Norwood Abbey to significantly reduce its debt while facilitating the introduction to the NIM share register of a major institutional investor.

In respect of Norwood Abbey's shareholding in NIM, following completion of the sale of the NIM shares to Indus, Norwood Abbey will continue to be the largest shareholder in NIM, with 62,219,654 NIM shares. This shareholding will represent 50.2% of NIM's current issued share capital. Norwood will continue to be represented on the board, however with a reduced number of nominees, reflecting the changing nature of the composition of NIM's shareholder base.

Indus will itself become a major shareholder in NIM with 34,026,925 million shares representing 27.0 % of the share capital of NIM. Norwood has agreed to support the appointment of Indus Capital nominees to the NIM board in order to assist with driving NIM's projects and business strategy forward.

With the reduction in its debt, Norwood Abbey believes that this transaction also places it in a better position to focus on its business and the development of long term strategies for extracting value from its remaining investment in NIM and from its other current projects. It should also allow Norwood Abbey to focus on its longer term goals.

Norwood Abbey also intends in due course to extend substantially similar terms to existing US$3 million convertible noteholder Tiedemann Global Emerging Markets as per the Indus transaction. The outcome of such an offer would be advised to the market in due course.

In due course, Norwood Abbey will provide more specific guidance on its future strategies.

The purchase of 31,395,346 shares in NIM by Indus is part of arrangements with Indus, whereby NIM has entered into a secured facility agreement with Indus Opportunity Master Fund, Ltd for A$1 million (the "Loan") to provide short term working capital funding. The Loan is a drawdown facility for up to A$1 million repayable within 12 months of the first drawing of funds and bearing monthly interest.

Confirming Norwood Abbey's ongoing confidence in the future of NIM, subject to the sale proceeding, Norwood Abbey will commit to a lock-in in respect of the majority of its continuing shareholding. Norwood Abbey has also agreed to enter into an orderly marketing arrangement for any disposal of NIM shares, for the benefit of NIM and all of its shareholders.

Indus will become a significant shareholder in NIM, encouraging the Norwood Abbey Board to have confidence in the future of Norwood Abbey's ongoing investment in NIM. Indus is a $4 billion global investment group and this significant increase in their involvement in NIM brings considerable substance to the share register. Indus also holds approximately 8.2% of the current issued capital of Norwood Abbey.

To find out more about the Norwood group, visit www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd:
Lula Liossi
Corporate Communications Manager
(61 3) 9782 7333

norwood immunology

RECEIVED

2006 SEP 22 P 12:29

NORWOOD ABBEY

ICE OF INTERNATIONAL CORPORATE FINANCE

APPOINTMENTS TO THE NIM BOARD

Norwood Abbey Ltd [ASX:NAL] advises that its subsidiary, Norwood Immunology [AIM:NIM] today announced two appointments to its Board of Directors with immediate effect.

The appointment of both Mr Brian Guzman and Mr Henry Stein are following the recently announced changes to the composition of Norwood Immunology's shareholder base and the provision of a A$1 million working capital facility by Indus Opportunity Master Fund, Ltd.

Mr Brian Flaviano Guzman (aged 35) is joining the Board as a non-executive director. Brian Guzman joined Indus Capital Partners in August 2005 as a Managing Director and Counsel. Mr. Guzman specialized in the formation and structuring of private investment funds (both domestic and offshore), private equity funds and registered investment companies, and representation of registered and unregistered investment advisors. He is currently on the board of Indus India Infrastructure SPV Ltd and ISFF Bestford SPV Ltd.

Mr Henry Wallach Stein (aged 48) is also joining the Board as a non-executive director. Mr Stein is a Managing Director of Indus Capital Advisors (HK) Ltd, and has acted as an observer of several boards. Most recently, Mr Stein was formerly a Director of Green Cartridge Company Limited, an international company incorporated under the laws of the British Virgin Islands and resigned as a director in December 2005.

There are no other matters which are required to be announced as required under paragraph (g) of Schedule 2 of the AIM Rules in respect of either director.

Richard Williams, CEO of Norwood Immunology, commented: "On behalf of the Board I would like to extend a warm welcome to both Brian Guzman and Henry Stein and look forward to their contribution."

To find out more about the Norwood group, visit www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333

NORWOOD ABBEY LIMITED

ABN 20 085 162 456

APPENDIX 4E – PRELIMINARY FINAL REPORT

FOR THE YEAR ENDED 30 JUNE 2006

PREVIOUS CORRESPONDING PERIOD 30 JUNE 2005

Results for announcement to the market		Percentage change		$000
Revenue from ordinary activities	Down	65%	to	1,327
Loss from ordinary activities after tax attributable to members	Down	47.06%	to	19,971
Net loss for the period attributable to members	Down	47.06%	to	19,971

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil
Record date for determining entitlements to the dividend	Not applicable	

	As at 30 June 2006	As at 30 June 2005
Net Tangible Assets Per Security	-$0.09	$0.21

Brief explanation of the figures reported above:

Earning per share for the year ended 30 June 2006 is a loss $0.11 (30 June 2005 a loss of $0.29).
For further explanation of the reported figures see the attached financial statements and notes to the financial statements. The audit of the attached financial statements and notes to the financial statements has commenced but has not been completed at the date of this release. The audited year end financial report will be available by 30 September 2006.

This is the first full year financial report prepared under Australian equivalents to International Reporting Standards (A-IFRS), and comparative information for previous reporting periods has been restated for comparability as if it had been prepared under A-IFRS. Detailed notes explaining these changes are included in this preliminary final report

NORWOOD ABBEY LIMITED

PRELIMINARY FINAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

NORWOOD ABBEY LIMITED

RESULTS COMMENTARY

STRATEGY

The primary underlying strategy of Norwood is to seek to acquire, develop and commercialise innovative medical technologies and to then endeavour to crystallize an enhanced value via a spin out, licensing or sale of the project.

Norwood is concentrating on the development and commercialization of its EyeCare and Needle-free drug delivery projects as well as taking steps to ensure both the optimal development (together with the necessary funding) for the Immunology project..

While Norwood has made very solid progress towards its goals of developing its projects so as to create enhanced value to shareholders, the past year however has also been both challenging and disappointing. In particular sales of Eye Care products have suffered as a result of substantial changes in the competitive position, and sales have been very disappointing.

The development of a strong intellectual property position – largely, but not solely, in the form of patents – is one of the cornerstones of Norwood's strategy. In excess of 20 international patents have been granted in respect to Immunology, Eye care and Drug Delivery since 30 June 2005

NORWOOD IMMUNOLOGY ('NIM')

NIM Clinical Development

NIM has made substantial progress in respect to the development of its clinical trial programme. In the course of the year NIM completed its Phase II cancer (bone marrow transplantation patients) Australian clinical study. In addition, NIM commenced two Phase II clinical trials in the US.

Virosome Biologicals

In January 2006, NIM advised that it had taken out an option to acquire all of the capital of a Netherlands company - Bestewil Holding Limited - the 100% owner of Virosome Biologicals ('VB'). VB is developing and commercialising a proprietary platform enabling technology for vaccines. The initial focus of VB is the development of virosomes for use in the delivery of influenza vaccines. VB have licensed the virosome adjuvant technology to Solvay Pharmaceuticals ('Solvay') with respect to the delivery of intra-nasal influenza vaccines.

Research

In March of 2006, NIM entered into a research partnership with the Australian Stem Cell Centre ('ASCC') and Monash University with the aim of developing a new technology platform that combines immune system research with stem cell technologies and developments.

The research will be jointly funded by NIM and the ASCC. The partnership and joint funding of research is expected to reduce the cost of research funding for NIM.

NORWOOD ABBEY LIMITED

RESULTS COMMENTARY

EYECARE

Background

The Company has been developing and marketing products based on the Epi-LASIK technology that was purchased from CIBA Vision. Epi-LASIK is seen as the next generation of laser vision correction surgery.

The previously advised release of competitive Epi-LASIK products by major ophthalmology companies has substantially increased the difficulty for Norwood in marketing its Epi-LASIk products. Sales have consequently been significantly below previous expectations.

In the course of 2006, the US patent office advised Norwood of the granting - in the US - of the first – and arguably the fundamental base patent covering the general concept of Epi-LASIK. In addition, Norwood announced in March of 2006 that it had in-licensed the synergistic Perez patent portfolio. This portfolio includes at least six patent applications, with more than 300 claims, having potential relevance to the general concept of Epi-LASIK.

Norwood has been working on the development of an improved second generation of Epi-LASIK products. The aim has been to develop devices with a substantially lower cost structure and improved performance so as to substantially improve the sales of product.

The granting of the first US patent, together with the licensing of the Perez patent portfolio, has given Norwood the potential opportunity to consider the sale (or out-licensing) of the technology and intellectual property. Norwood believes that all of the released competitive products infringe both the granted 'base' patent as well as potentially a number of the pending applications.

Norwood is currently in commercial discussions with a number of interested parties, and given the developing patent position, is assessing the optimal method of maximizing value from the EyeCare project while at the same time minimizing the potential financial exposure.

The Company believes that greater net value will be derived from the sale, partnering or out-licensing of the project. As a result, Norwood has very substantially reduced its EyeCare operating cost structures.

NEEDLE-FREE DRUG DELIVERY SYSTEM

During the year the company continued its existing partnership with the BioInstrumentation Laboratory of Massachusetts Institute of Technology (MIT), which under the direction of Professor Ian Hunter has been developing a unique, needle-free injection device. Working prototypes have been developed and the Company is currently in discussions with a number of pharmaceutical companies in respect to possible applications in both the human and veterinary areas.

LASER AND ELECTRO-MAGNETIC ENERGY DRUG DELIVERY

As previously advised, the Company made a decision to seek to sell or out-license the laser drug delivery technology. As a consequence, the Company also decided to limit any further investment in the project. Since June 2005 the Company was granted five new patents in Australia, United States, China and Israel.

RESULTS COMMENTARY

STRUCTURE

Following the completion of research and development of some of the projects, there has been a continuing reduction in the number of staff employed by NAL, and in the cost of operations. Staff levels have been reduced by approximately 75% over the past years.

CORPORATE

Funding

In September 2005, the Company announced that it had entered into arrangements to raise US$10 million via the issue of convertible notes from US investors. In April 2006, the Company announced that it had raised an additional US$3 million via convertible notes from a US investor. The Company continues to have a $20m standby equity facility with the GEM group in New York. This facility can be drawn down entirely at Norwood's discretion. The Company is currently evaluating additional fundraising opportunities.

In August of this year, and primarily as a result of discussions with investors (primarily in relation to the Norwood group needing to raise additional capital), an opportunity arose for Norwood Abbey to sell a part of its holding in Norwood Immunology. The Board decided that it would be prudent to sell a part of the holding in NIM, and to use the majority of the proceeds to substantially reduce NAL's outstanding debt.

NAL raised approximately US$10 million from the sale of approximately 41 million shares in NIM (approximately 40% of the NAL holding). US$8.5 million of the proceeds from the sale of NIM shares was applied to repayment of outstanding debt (convertible notes). Norwood Abbey continues to hold in excess of 62 million shares in Norwood Immunology (NIM) which represents slightly more than 50% of the issued capital.

SUMMARY

The Board and management of Norwood are currently focused upon the enhancement and crystallization of value from both the Eyecare and Needle-free Injection projects. It is believed that the continued development of NIM, together with the crystallization of value from the above Norwood projects (strategic and commercial partnerships), should lead to the generation of enhanced value to Norwood shareholders.

NORWOOD ABBEY LIMITED

INCOME STATEMENT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000
Revenue from the sale of goods		836	2,196
Cost of sales		(1,195)	(1,042)
Gross profit		(359)	1,154
Other revenue from ordinary activities		491	1,595
Distribution expenses		(3,177)	(4,641)
Marketing expenses		(1,367)	(3,241)
Occupancy expenses		(434)	(387)
Administration expenses		(11,828)	(12,725)
Finance costs		(609)	(421)
Impairment of research and development		(1,877)	(13,431)
Impairment of capitalised patent costs		-	(6,459)
Other expenses from ordinary activities		(2,104)	(96)
Loss before income tax expense	2	(21,264)	(38,652)
Income tax expense relating to ordinary activities	3	-	-
Loss for the period		(21,264)	(38,652)
Loss attributable to minority interest		1,293	928
Loss attributable to members of the parent entity		(19,971)	(37,724)
Earnings per share			
Basic and diluted (cents per share)	20	(10.59)	(21.97)

Notes to the financial statements are included on pages 10 to 35.

NORWOOD ABBEY LIMITED

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000
CURRENT ASSETS			
Cash and cash equivalents		689	7,862
Trade and other receivables	4	84	725
Inventories	5	2,013	2,632
Other	6	685	714
TOTAL CURRENT ASSETS		3,471	11,933
NON-CURRENT ASSETS			
Other financial assets	7	817	6
Plant and equipment	8	650	1,266
Other intangible assets	9	17,566	16,629
TOTAL NON-CURRENT ASSETS		19,033	17,901
TOTAL ASSETS		22,504	29,834
CURRENT LIABILITIES			
Trade and other payables	11	3,825	2,661
Borrowings	12	4,136	6,603
Provisions	13	617	477
TOTAL CURRENT LIABILITIES		8,578	9,741
NON-CURRENT LIABILITIES			
Borrowings	14	13,714	229
Provisions	15	300	288
TOTAL NON-CURRENT LIABILITIES		14,014	517
TOTAL LIABILITIES		22,592	10,258
NET ASSETS		(88)	19,576
EQUITY			
Issued capital	17	112,435	110,948
Accumulated losses	18	(110,578)	(90,607)
Capital reserve	19	(2,305)	(2,419)
Parent entity interest		(448)	17,922
Minority interest		360	1,654
TOTAL EQUITY		(88)	19,576

Notes to the financial statements are included on pages 10 to 35.

NORWOOD ABBEY LIMITED

STATEMENT OF CHANGES IN EQUITY

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000
Accumulated losses	18		
Accumulated losses at the beginning of financial year		(90,607)	(54,909)
Transfer from capital reserve		-	(57)
Outside equity interest share of accumulated losses		-	2,083
Net loss attributable to members of the parent entity		(19,971)	(37,724)
Accumulated losses at the end of the financial year		(110,578)	(90,607)
Reserves	19		
Reserves at the beginning of the financial year		(2,419)	(2,503)
Equity settled benefits		114	27
Transfer capital reserve to accumulated losses		-	57
Reserves at the end of the financial year		(2,305)	(2,419)
Share capital	17		
Issued capital at the beginning of the period		110,948	95,725
Equity Settled benefits		-	(245)
Issue of shares and convertible notes		1,487	14,002
Other		-	1,466
Share capital at the end of the financial year		112,435	110,948
Net loss for the period		(19,971)	(37,724)
Total income and expense for the financial year		(19,971)	(37,724)

Notes to the financial statements are included on pages 10 to 35.

NORWOOD ABBEY LIMITED

STATEMENT OF CASH FLOWS

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

	Note	Consolidated 2006 $'000	Consolidated 2005 $'000
Cash flows from operating activities			
Receipts from customers		1,245	2,701
Payments to suppliers and employees		(18,945)	(22,116)
Interest received		240	526
Interest paid		(309)	(421)
Other revenue		193	273
Net cash used in operating activities	22(b)	(17,576)	(19,037)
Cash flows from investing activities			
Payment for plant and equipment		(23)	(328)
Proceeds on sale of plant and equipment		154	32
Loan funds to wholly owned controlled entities		-	-
Payment for acquisition of intangible assets		(1,058)	(529)
Research and development costs paid		-	(2,984)
Payment for additional investment in controlled entities on market		(811)	(138)
Net cash used in investing activities		(1,738)	(3,947)
Cash flows from financing activities			
Repayment of borrowings		(6,681)	(71)
Proceeds from borrowings		19,321	200
Repayment of notes		(1,987)	(2,621)
Payment of share issue costs		(9)	(313)
Proceeds from issue of shares		1,497	10,681
Net cash provided by financing activities		12,141	7,876
Net (decrease) in cash and cash equivalents		(7,173)	(15,108)
Cash and cash equivalents at the beginning of the financial year		7,862	23,294
Effects of exchange rates on the balance of cash held in foreign currencies		-	(324)
Cash at the end of the financial year	22(a)	689	7,862

Notes to the financial statements are included on pages 10 to 35.

1. SUMMARY OF ACCOUNTING POLICIES

This preliminary final report has been prepared in accordance with ASX listing rule 4.3 and the disclosure requirements of ASX Appendix 4E.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for the revaluation of certain non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting policies on 1 July 2004 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the company's and consolidated entity's financial position, financial performance and cash flows is discussed in note 33.

The directors have also elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 'Employee Benefits' (December 2004), even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in note 33).

Going concern basis

The Consolidated entity is an emerging medical technologies business and as such expects to be cash absorbing until its technologies are commercialized. As at 30 June 2006 the group had an accumulated deficit of $110 million and incurred negative cash flows from operations of $17.6m in the financial half year.
Subsequent to year end the company sold shares in its subsidiary Norwood Immunology Limited for approximately $13.5 million. These funds have been used to extinguish two convertible notes with an aggregate face value of approximately $11.3 million. Additionally, Norwood Immunology Limited entered into a loan agreement raising $1 million.

While the consolidated entity does not have sufficient cash resources to fund its current level of activities for at least the next 12 months, the directors have reasonable expectation that the consolidated entity can raise additional cash resources and or reduce costs for this purpose. These financial statements have therefore been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

The Directors believe the going concern basis of preparation to be appropriate given the following reasons:

During its lifetime Norwood Abbey Limited (NAL) has been able to attract funds to advance its technologies. To date the company has raised in excess of $80 million in equity and a further $17.5 million in convertible note. The company intends to continue attracting funds from these sources, where appropriate, supplemented by the following:

- The licensing of the Eyecare project targeted to generate upfront licensing fee(s) plus OEM revenues and or royalties.
- A possible partial off-market divestment of an additional small parcel of the company's share holding in Norwood Immunology Limited (NIM) as part of the previously announced planned NIM US listing process. At current market prices this would generate funds of approximately $4 million.
- The consolidated entity is currently in discussions with a number of potential investors to secure additional funds through equity and/or loans.
- The company currently has a $20M equity facility with Global Emerging Markets Inc. expiring in April 2008. This facility allows the company to draw down funds during the period of the facility. The total amount of funds available at any one draw down is dependent on trading volumes of NAL shares. Based on historic average trading volumes, funding of approximately $500,000 to $1m is likely to be available during the 2007 financial year if required to supplement the other funding options.

Concurrent with the above the company has implemented a restructuring program. The program is expected to further reduce the current monthly outflow from July 2006. In addition, as part of the proposed Eyecare licensing strategy, it is intended the obligation for servicing patent and certain research and consulting costs be transferred to a prospective licensee/s.

In the event that additional funding is not obtained, the consolidated entity may have to significantly reduce its expenditure on research and development programs and other costs. If the reduction of costs does not sufficiently reduce cash outflows from operations, the consolidated entity may not be able to continue as a going concern and may be required to realise its assets and extinguish its liabilities other than in the normal course of business and at amounts different to those stated in the financial statements.

Having carefully assessed the uncertainties relating to the likelihood of securing additional funding and the ability of the consolidated entity to effectively manage its expenditures, the directors consider that the consolidated entity will continue to operate as a going concern for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions and other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

(b) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money market instruments, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(c) Comparative amounts

During the financial year ended 30 June 2005 the company moved operations to commercialisation of a number Device Division products. Given the shift in operations the Income Statement was presented using an analysis of expenses based on their function within the entity rather then by nature of expense as in the financial year ended 30 June 2004. the comparative results for 2004 have been reclassified by their function. This change is for disclosure purposes only and has no effect on the total loss recorded for the year.

(d) Employee benefits

The directors have elected under s.334(5) of the Corporations Act 2001 to apply Accounting Standard AASB 119 'Employee Benefits', even though the Standard is not required to be applied until annual reporting periods beginning on or after 1 January 2006.

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

(e) Financial assets

Investments are recognised and derecognised on trade date where purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, net of transaction costs.

Subsequent to initial recognition, investments in subsidiaries are measured at cost

Loans and receivables

Trade receivables, loans, and other receivables are recorded at amortised cost less impairment

(f) Financial instruments issued by the company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Compound instruments

The component parts of compound instruments are classified separately as liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible debt The equity component initially brought to account is determined by deducting the amount of the liability component from the amount of the compound instrument as a whole.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

(g) Foreign currency

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in profit or loss in the period in which they arise except that:

- exchange differences which relate to assets under construction for future productive use are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings;
- exchange differences on transactions entered into in order to hedge certain foreign currency risks; and
- exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Foreign operations

On consolidation, the assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i. where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii. for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(i) Impairment of assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired. An impairment of goodwill is not subsequently reversed.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(j) **Income tax**

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Tax consolidation

The company and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Norwood Abbey Limited is the head entity in the tax-consolidated group.

Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, Norwood Abbey Limited and each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity.

(k) Intangible assets

Patents, trademarks and licences

Patents, trademarks and licences are recorded at cost less accumulated amortisation and impairment. Amortisation is charged on a straight line basis over their estimated useful lives of 10-18 years. The estimated useful life and amortisation method is reviewed at the end of each annual reporting period.

Research and development costs

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period as incurred.

An intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following are demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development

Internally-generated intangible assets are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives as follows:

Capitalised development costs 10 years

Intangible assets acquired in a business combination

All potential intangible assets acquired in a business combination are identified and recognised separately from goodwill where they satisfy the definition of an intangible asset and their fair value can be measured reliably.

(l) Inventories

Inventories are valued at the lower of cost and net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first in first out basis. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

(m) Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the consolidated entity's general policy on borrowing costs.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(n) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(o) Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair values of the identifiable net assets acquired exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The consolidated financial statements include the information and results of each subsidiary from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

(p) Plant and equipment

Plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Depreciation is provided on plant and equipment and is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value. Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method. The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period.

The following estimated useful lives are used in the calculation of depreciation:

• Leasehold improvements	3 years
• Plant, equipment and office furniture	5 - 15 years
• Computer software	3 years
• Motor vehicles under finance lease	6 - 7 years

(q) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

Restructuring

Provision for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

- starting to implement the plan; or
- announcing its main features to those affected by it.

(r) Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership of the goods.

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement

Dividend and interest revenue

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(s) Share-based payments

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

NORWOOD ABBEY LIMITED

NOTES TO THE PRELIMINARY FINAL REPORT

FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

2. LOSS FROM OPERATIONS

	CONSOLIDATED 2006 $'000	2005 $'000
(a) *Revenue*		
Revenue from continuing operations consisted of the following items:		
Revenue from sale of goods	836	2,196
	836	2,196
Interest revenue:		
Other entities	240	1,290
	240	1,290
Other income	251	305
	283	305
	1,327	3,791
(b) Loss before income tax		
(Loss) before income tax has been arrived at after crediting/(charging) the following gains and losses from continuing operations:		
Gain on disposal of leased assets	10	4
(Loss)/(gain)on disposal of plant and equipment	(44)	1
	34	5
Grants received	-	135
Net foreign exchange (losses)/gains	(615)	764
Insurance recovery	-	30
	(615)	929
	(581)	934

	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $'000
2. LOSS FROM OPERATIONS (cont'd)		
(Loss) before income tax has been arrived at after charging the following expenses:		
Cost of sales	(1,195)	(1,042)
Inventory:		
- Write-down inventory to net realisable value	(268)	(594)
	(268)	(594)
Finance costs:		
- Interest – other entities	(586)	(404)
- Interest – finance lease	(23)	(17)
	(609)	(421)
Depreciation of non-current assets:		
- Plant and equipment	(257)	(281)
- Leased assets	(44)	(45)
	(301)	(326)
Amortisation of non-current assets		
- Intangibles	(175)	(1,386)
- Research & development	-	(678)
- Goodwill	-	(210)
	(175)	(2,274)
Operating lease rental expenses		
- Minimum lease payments	(347)	(297)
Employee benefits expense:		
- Post employment benefits:		
Defined contribution plans	213	346
	213	346
- Termination benefits	862	345
- Other employee benefits	6,431	7,559

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000
3. INCOME TAXES		
(a) The components of tax expense comprise:		
Current tax	-	-
Deferred tax	-	-
	-	-
(b) The prima facie tax on loss from ordinary activities before income tax is reconciled to the income tax as follows		
Prima facie tax payable on loss from ordinary activities before income tax at 30% (2005: 30%)		
- economic entity	(6,162)	(15,332)
	(6,162)	(15,332)
Add tax effect of:		
- Temporary difference and losses not recognised	6,228	15,395
- Entertainment	21	-
- Legal	30	-
- Other	-	100
	6,279	15,495
Less tax effect of		
- Research and Development (125% claim)	(117)	(163)
	(117)	(163)
Income tax expense to wholly-owned subsidiaries under the tax sharing agreement	-	-
Income tax attributable to entity	-	-
The applicable weighted average effective tax rates are as follows:	0%	0%
(c) Current tax assets and liabilities		
Assets		
Deferred tax assets	-	-
	-	-
Liabilities		
Current:		
Income Tax	-	-
	-	-
Non current		
Deferred tax liability	-	-
	-	-

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000
3. INCOME TAXES (cont'd)		
(d) Deferred tax assets not brought to account, the benefits of which will only be realised if the conditions for deductibility occur		
- temporary differences	1,666	801
- tax losses:		
- operating losses	39,103	20,345
- capital losses	160	306
	40,929	21,452

Relevance of tax consolidation to the consolidated entity

The company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2003 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Norwood Abbey Limited.

4. CURRENT TRADE AND OTHER RECEIVABLES

	2006 $'000	2005 $'000
Trade receivables	61	655
Goods and services tax (GST) recoverable	23	52
Other receivables	-	18
	84	725

5. CURRENT INVENTORIES

	2006 $'000	2005 $'000
Raw materials – at cost	112	138
– at net realisable value	75	310
Work in progress – at cost	6	5
Finished goods – at cost	1,610	1,964
– at net realisable value	209	215
	2,013	2,632

6. OTHER CURRENT ASSETS

	2006 $'000	2005 $'000
Prepayments	685	714

7. OTHER NON-CURRENT FINANCIAL ASSETS

	2006 $'000	2005 $'000
At cost		
Shares and options (i)	817	6

(i) Included in the total is payments made under the terms of the option agreement dated 19 January 2006 entered into by Norwood Immunology Limited and Bestewil Holdings B.V. for the purchase of the 100% of the issued shares. Bestewil Holdings B.V. is the 100% owner of Virosome Biologics B.V. who are developing and commercialising a proprietary platform enabling technology for vaccines. The option expires on 31 December 2006.

8. PLANT AND EQUIPMENT

	Consolidated			
	Leasehold Improvements at cost $'000	Plant and Equipment at cost $'000	Equipment Under Finance Lease $'000	TOTAL $'000
Gross Carrying Value				
Balance at 30 June 2005	169	2,544	294	3,007
Additions	-	23	-	23
Impairment adjustment	-	(150)	-	(150)
Disposals	-	(419)	(107)	(526)
Balance at 30 June 2006	169	1,998	187	2,354
Accumulated Depreciation/Amortisation				
Balance at 30 June 2005	(169)	(1,531)	(41)	(1,741)
Disposals	-	302	36	338
Depreciation expense	-	(257)	(44)	(301)
Balance at 30 June 2006	(169)	(1,486)	(49)	(1,704)
Net Book Value				
As at 30 June 2005	-	1,013	253	1,266
As at 30 June 2006	-	513	137	650

	CONSOLIDATED	
	2006 $'000	2005 $'000
Aggregate depreciation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year		
Plant and equipment	257	281
Leased assets	44	45
Leasehold improvements	-	-
	301	326

9. INTANGIBLES

	CONSOLIDATED Patents $'000	Licences $'000	Total $'000
Gross Carrying Amount			
Balance 1 July 2004	29,464	1,450	30,914
Additions	548	-	-
Net revaluation increments/(decrements)	(14,233)	(600)	(14,833)
Balance as 30 June 2005	15,779	850	16,629
Additions	773	339	1,112
Balance as 30 June 2006	16,552	1,189	17,741

	CONSOLIDATED Patents $'000	Licences $'000	Total $'000
Accumulated amortisation and impairment			
Balance 1 July 2004	7,007	-	7,007
Amortisation expense (i)	1,386	-	1,386
Net revaluation increments/(decrements)	(8,393)	-	(8,393)
Balance as 30 June 2005	-	-	-
Amortisation expense (i)	175	-	175
Balance as 30 June 2006	175	-	175
Net book value			
As at 30 June 2005	15,779	850	16,629
As at 30 June 2006	16,377	1,189	17,566

(i) Of the charge for the year, $175 thousand (2005: $1,386 thousand) has been included in the consolidated entities administration expenses.

10. ASSETS PLEDGED AS SECURITY

In accordance with the security arrangements of certain liabilities as disclosed in notes 15 and 17 to the financial statements, certain financial assets of the company have been pledged as collateral for those liabilities. At the date of this report the carrying value of the assets pledged as security was $11,252 thousand.

	CONSOLIDATED 2006 $'000	2005 $'000
11. CURRENT TRADE AND OTHER PAYABLES		
Trade payables	1,606	1,078
Accrued payables	2,219	1,583
	3,825	2,661

	CONSOLIDATED 2006 $000	2005 $'000
12. CURRENT BORROWINGS		
Secured:		
Notes payable (i),(ii)	4,109	6,562
Finance lease liability (iii)	27	41
	4,136	6,603

(i) On 20 April 2006, the company raised USD 3M through the issue of 12 month convertible notes. The notes were issued with an interest rate of 12% per annum. The notes are convertible at USD 0.35. These notes are secured, as disclosed in note 12, by the pledge of certain non current financial assets of the company. The carrying value of these assets is $9,390 thousand.

(ii) This loan is denominated in US dollars and is secured by the assets acquired in the purchase of the Epi-Lasik business and all proceeds thereof. Interest is calculated at a rate of 5% p.a. The loan is repayable as follows: USD 1M on 30 June 2005 (subsequently paid), USD 1M on 30 September 2005 and USD 3M on 31 December 2005.

(ii) Secured by the assets leased.

13. CURRENT PROVISIONS

	2006	2005
Employee benefits	213	248
Restructuring costs (note 16)	363	131
Surplus lease space (note 16)	41	98
	617	477

14. NON-CURRENT BORROWINGS

	2006	2005
Secured:		
Notes payable (i)	13,583	-
Finance lease liability (ii)	131	229
	13,714	229

(i) On 31 August 2005, the company raised $13,300 thousand from the issue of unlisted convertible notes. The notes were issued in two equal tranches. The first tranche payable is repayable two years from the date of issue with an interest rate of 3.5% per annum. The second tranche is payable three years from the date of issue with an interest rate of 4.5% per annum. Both tranches are convertible into Norwood Abbey Limited shares at $0.42 each during the term of the notes or at a 10% discount to the volume weighted average closing price at maturity. Both tranches of notes are secured, as disclosed in note 13, by the pledge of certain non current financial assets of the company. The carrying value of these assets at 30 June 2006 was $1,862 thousand. On 31 August 2006, Norwood Abbey Limited disposed of 31,395 thousand Norwood Immunology Limited shares for an aggregate value of $9,275 thousand (US$7,000 thousand). Proceeds from the sale of these shares was used to discharge two convertible notes. Two notes remain outstanding with an aggregate face value of US$3,000 thousand.

(ii) Secured by the assets leased.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000
15. NON-CURRENT PROVISIONS		
Employee benefits	300	147
Surplus lease space (notes 16)	-	41
	300	288

16. PROVISIONS	CONSOLIDATED Provision for Surplus Lease Space $'000	CONSOLIDATED Provision for Restructure and Termination (i) $'000
Balance at 1 July 2005	98	131
Additional provisions recognised	-	1,094
Reductions arising from payments/other sacrifices of future economic benefits	-	(862)
Reductions resulting from re-measurement or settlement without cost	(57)	-
Balance at 30 June 2006	41	363
Current (note 13)	41	363
Non-current (note 15)	-	-
	41	363

(i) The provision for restructure and termination costs represents the present value of the directors' best estimate of the costs directly and necessarily caused by the restructuring that are not associated with the ongoing activities of the entity, including termination benefits. The restructuring was significantly complete and the end of the financial year.

17. ISSUED CAPITAL

	CONSOLIDATED 2006 $000	CONSOLIDATED 2005 $000
Fully paid ordinary shares		
191,416,142 fully paid ordinary shares (2005: 185,741,408)	110,948	99,408
	110,948	99,408
Other		
Gain arising on issue of shares by subsidiary to minority interests	1,487	11,540
	112,435	110,948

	COMPANY 2006 No. '000	COMPANY 2006 $ '000
Fully Paid Ordinary Shares		
Balance at beginning of financial year	185,741	99,408
Shares issued		
- cash	1,000	400
- non-cash	4,675	1,097
Share issue costs	-	(10)
Balance at end of financial year	191,416	100,895

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

18. ACCUMULATED LOSSES

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000
Balance at beginning of financial year	(90,607)	(54,909)
Net loss attributable to the members of the parent entity	(19,971)	(37,724)
Transfer from capital reserve	-	(57)
Minority interest assumption of accumulated losses	-	2,083
Balance at end of financial year	(110,578)	(90,607)

	CONSOLIDATED	
	2006 $'000	2005 $'000
19. RESERVES		
Capital Reserve	(2,305)	(2,419)
Capital Reserve		
Balance at the beginning of the financial year	(2,419)	(2,503)
Equity settled benefits	114	27
Transfer of capital reserve to accumulated losses	-	57
Balance at the end of the financial year	(2,305)	(2,419)

	2006 Cents per share	2005 Cents per share
20. EARNINGS PER SHARE		
Basic and diluted earnings per share	(10.59)	(21.97)

	2006 No.	2005 No.
The weighted average number of ordinary shares on issue during the financial year used in the calculation of basic earnings per share and diluted earnings per share	188,577,786	171,728,526

All options on issue during the year are considered potential ordinary shares and are therefore excluded from the weighted average number of ordinary shares used in the calculaton of basic earnings per share.

All options on issue during the year are considered potential ordinary shares for the purposes of calculating diluted earnings per share. Potential ordinary shares that are not dilutive are excluded from the calculation of weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share.

	2006 $'000	2005 $'000
Earnings used in the calculation of basic earnings per share and diluted earnings per share reconciles to the net profit in the statement of financial performance as follows:		
Net loss	19,971	37,724
Net loss used in the calculation of basic earnings per share and diluted earnings per share	19,971	37,724

	2006 No	2005 No.
The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:		
Options – Ordinary shares	15,985,000	7,850,000

21. SEGMENT INFORMATION

Segment Revenues	External Sales 2006 $'000	External Sales 2005 $'000	Inter-segment 2006 $'000	Inter-segment 2005 $'000	Other 2006 $'000	Other 2005 $'000	Total 2006 $'000	Total 2005 $'000
Devices Division	836	2,196	-	-	183	32	1,019	2,228
Immunology Division	-	-	-	-	116	442	116	442
Other	-	-	-	-	-	-	-	-
Total of all segments	836	2,196	-	-	299	474	1,135	2,670
Eliminations							-	-
Unallocated							192	1,121
Consolidated							1,327	3,791

Segment results	2006 $'000	2005 $'000
Devices Division	(7,970)	(21,632)
Immunology Division	(6,244)	(9,608)
Total of all segments	(14,214)	(31,150))
Eliminations	-	600
Unallocated	(7,050)	(8,012)
Loss from ordinary activities before income tax expense	(21,264)	(38,652)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after related income tax expense	(21,264)	(38,652)
Net Loss	(21,264)	(38,652)

Segment assets and liabilities	Assets 2006 $'000	Assets 2005 $'000	Liabilities 2006 $'000	Liabilities 2005 $'000
Devices Division	15,675	16,320	2,820	7,676
Immunology Division	6,189	11,593	2,236	1,446
Other	-	-	-	-
Total of all segments	21,864	27,913	5,056	9,122
Eliminations	-	-	-	-
Unallocated	640	1,921	17,536	1,136
Consolidated	22,504	29,834	22,592	10,258

Other segment information	Devices Division 2006 $'000	Devices Division 2005 $'000	Immunology Division 2006 $'000	Immunology Division 2005 $'000
Acquisition of segment assets	721	1,115	1,225	497
Depreciation and amortisation of segment assets	448	2,046	28	213
Write-down of research and development cost	-	19,585	-	6,116
Write-down of patent costs	-	6,421	-	-
Write-down of plant and equipment	150	-	-	-
Write-down of goodwill recognised as equity	-	-	2,592	-

21. SEGMENT INFORMATION (cont'd)

Geographical Segment Information

Geographical Segment	External Sales		Segment Assets		Acquisition of segment Assets	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Asia	-	442	-	116	-	-
North America	458	407	5,444	3,166	423	221
Australia	30	60	3,393	14,137	12	894
Europe	101	1,053	13,616	11,633	1,512	-
Middle East	90	234	-	85	-	-
Unallocated	157	-	51	3,289	-	497
Consolidated	836	2,196	22,504	32,426	1,947	1,612

22. NOTES TO THE CASH FLOW STATEMENT

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000
(a) Reconciliation of cash		
For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:		
Cash	689	7,862
(b) Reconciliation of loss from ordinary activities after related income tax to net cash flows from operating activities		
Loss from ordinary activities after related income tax	(21,264)	(38,652)
Depreciation and amortisation of non-current assets	476	2,391
Unrealised foreign exchange loss/(gain)	(1,712)	(764)
Equity settled share based payments	-	26
(Gain)/Loss on disposal of equipment	34	(5)
Impairment of intangible assets	-	6,459
Impairment of inventory	-	724
Impairment of capitalised research and development	-	13,431
Receivables write-down	-	-
Impairment of plant and equipment	150	-
Changes in net assets and liabilities, net of the effects of purchase of subsidiaries:		
(Increase)/decrease in current receivables	640	715
(Increase)/decrease in inventory	620	(120)
(Increase)/decrease in current prepayments	29	(245)
Increase/(decrease) in current creditors	3,169	(3,265)
Increase/(decrease) in provisions	282	268
Net cash used in operating activities	(17,576)	(19,037)

22. NOTES TO THE CASH FLOW STATEMENT (cont'd)

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	COMPANY 2006 $'000	COMPANY 2005 $'000
(c) Reconciliation of cash				
Lease finance facility, reviewed annually				
- amount used	158	270	158	270
- amount unused	192	80	192	80
	350	350	350	350
Equity line facility				
- amount used	-	-	-	-
- amount unused	20,000	20,000	20,000	20,000
	20,000	20,000	20,000	20,000

23. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effect of A-IFRS on the balance sheet as at 1 July 2004	Note	Consolidated Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Current assets				
Cash and cash equivalents		23,294	-	23,294
Trade and other receivables		1,570	-	1,570
Inventories		3,106	-	3,106
Current tax assets		-	-	-
Other		469	-	469
Total current assets		28,439	-	28,439
Non-current assets				
Other financial assets		6	-	6
Plant and equipment	e	1,291	-	1,291
Deferred tax assets	i	-	-	-
Other intangible assets		23,907	-	23,907
Other		23,395	(12,270)	11,125
Total non-current assets		48,599	(12,270)	36,329
Total assets		77,038	(12,270)	64,768
Current liabilities				
Trade and other payables		5,642	-	5,642
Borrowings		7,298	-	7,298
Current tax payables		-	-	-
Provisions	b	358	-	358
Total current liabilities		13,298	-	13,298
Non-current liabilities				
Borrowings		5,881	-	5,881
Deferred tax liabilities	i	-	-	-
Provisions		139	-	139
Total non-current liabilities		6,020	-	6,020
Total liabilities		19,318	-	19,318
Net assets		57,720	(12,270)	45,450
Equity				
Share capital		95,725		95,725
Reserves	a	(57)	356	299
Accumulated losses	i	(42,283)	(12,626)	(54,909)
		53,385	(12,270)	41,115
Amounts recognized directly in equity relating to non-current assets classified as held for sale		-		-
Parent entity interest		53,385	(12,270)	41,115
Minority interest		4,335		4,335
Total equity		57,720	(12,270)	45,450

*Reported financial position as at year ended 30 June 2004.

23. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Effect of A-IFRS on the income statement for the financial year ended 30 June 2005.

	Note	Consolidated		
		Super-seded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Revenue		2,196	-	2,196
Cost of sales		(1,042)	-	(1,042)
Gross profit		1,154	-	1,154
Other income		1,595	-	1,595
Distribution expenses		(4,641)	-	(4,641)
Marketing expenses		(3,241)	-	(3,241)
Occupancy expenses		(387)	-	(387)
Administration expenses		(12,908)	183	(12,725)
Finance costs		(421)	-	(421)
Write down of research and development costs		(25,701)	12,270	(13,431)
Write down of patent costs		(6,459)	-	(6,459)
Other expenses		(96)	-	(96)
Loss before income tax expense		(51,105)	12,453	(38,652)
Income tax expense		-	-	-
Loss for the period		(51,105)	12,453	(38,652)
Loss attributable to minority interest		1,566	(638)	928
Loss attributable to members of the parent entity		(49,539)	11,815	(37,724)

* Reported financial results under previous Australian GAAP.

23. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

		Consolidated		
	Note	Superseded policies* $'000	Effect of transition to A-IFRS $'000	A-IFRS $'000
Current assets				
Cash and cash equivalents		7,862		7,862
Trade & other receivables		725		725
Inventories		2,632		2,632
Current tax assets		-		-
Other		714		714
Total current assets		11,933	-	11,933
Non-current assets				
Other financial assets		6		6
Property, plant and equipment	e	1,266		1,266
Deferred tax assets	g	-		-
Other intangible assets	c	19,221	(2,592)	16,629
Other		-		-
Total non-current assets		20,493	(2,592)	17,901
Total assets		32,426	(2,592)	29,834
Current liabilities				
Trade & other payables		2,661		2,661
Borrowings		6,603		6,603
Current tax payables		-		-
Provisions		477		477
Total current liabilities		9,741	-	9,741
Non-current liabilities				
Borrowings		229		229
Deferred tax liabilities	g	-		-
Provisions		288		288
Total non-current liabilities		517	-	517
Total liabilities		10,258	-	10,258
Net assets		22,168	(2,592)	19,576
Equity				
Share capital		110,948		110,948
Reserves	a,c,f,e	-	(2,419)	(2,419)
Accumulated loss	i	(90,434)	(173)	(90,607)
Parent entity interest		20,514	(2,592)	17,922
Minority interest		1,654	-	1,654
Total equity		22,168	(2,592)	19,576

23. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Effect of A-IFRS on the cash flow statement for the financial year ended 30 June 2005

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

Notes to the reconciliations of income and equity

(a) Cumulative exchange differences

For the financial year ended 30 June 2005, as the consolidated entity's foreign operations had always been translated through the income statement, the adjustment required under A-IFRS is the opening adjustment and the recognition of the tax effect of the current period translation recognised under previous GAAP in the foreign currency translation reserve.

(b) Research costs

For the financial year ended 30 June 2005, the loss for the period is reduced by $12,270,000 as a result of the derecognition of research costs on transition.

(c) Goodwill

Under A-IFRS goodwill arising on the purchase of additional securities in a controlled entity in the year ended 30 June 2005 is not recognised as goodwill but rather a reduction in equity. The goodwill balance of $2,802,000 previously recognised as an asset is now recognised as a reduction in equity.

The consolidated entity has elected not to restate business combinations that occurred prior to the date of transition to A-IFRS, and accordingly, the carrying amount of goodwill at the date of transition has not changed.

Goodwill is not subject to amortisation, but must be tested for impairment annually and whenever there is an indication that goodwill may be impaired. As a result an adjustment to reduce the amortisation expense by $210,000 for the financial year ended 30 June 2005 is required

(d) Plant and equipment

The consolidated entity elected to measure plant and equipment other than equipment under finance leases on transition to A-IFRS at cost as the cost under previous GAAP was compliant with A-IFRS.

(e) Share-based payments

For the financial year ended 30 June 2005, share-based payments of $27,000 (included in 'employee benefit expenses') which were not recognised under the superseded policies were recognised under A-IFRS, with a corresponding increase in the equity-settled benefits reserve.

These adjustments had no material tax or deferred tax consequences.

(f) Revenue

Under superseded policies, the consolidated entity recognised the gain or loss on disposal of plant and equipment on a 'gross' basis by recognising the proceeds from sale as revenue, and the carrying amount of the plant and equipment disposed as an expense. Under A-IFRS, the gain or loss on disposal is recognised on a 'net' basis, and is classified as income, rather than revenue. Accordingly, the 'gross' amounts have been reclassified within the income statement for A-IFRS reporting purposes.

23. IMPACTS OF THE ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Notes to the reconciliations of income and equity (cont'd)

(g) Income tax

Under superseded policies, the consolidated entity adopted tax-effect accounting principles whereby income tax expense was calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items were included or allowed for income tax purposes in a period different to that for accounting were recognised at current taxation rates as deferred tax assets and deferred tax liabilities, as applicable.

Under A-IFRS, deferred tax is determined using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and their corresponding tax bases.

A deferred tax asset shall be recognised for the carry forward of unused tax losses to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

As it is currently not probable that the entity will generate taxable profits to offset against unused tax losses, no deferred tax asset has been recognised.

(h) Accumulated Loss

The effect of the above adjustments on retained earnings is as follows:

		Consolidated	
	Note	1 Jul 04 $'000	30 Jun 05 $'000
Goodwill no longer amortised	b	-	210
Expensing share-based payments	d	(356)	(383)
Research costs	a	(12,270)	-
Total adjustment to accumulated loss		(12,626)	(173)
Attributable to members of the parent entity		(12,626)	(173)
Attributable to minority interests		-	-
		(12,626)	(173)

NORWOOD ABBEY

TWO PATENTS GRANTED IN SINGAPORE

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that two patents have been granted by the Singapore Patents Office. Both patents have been granted to Norwood Abbey Ltd.

Patent No. 106187 has been granted entitled “Attachment for laser emitting device”. This patent derives from PCT Application No.PCT/AU02/01644 with a filing date of 5 December 2002. The patent relates to an attachment for use on a laser emitting device which can be adapted to engage and facilitate activation. The attachment is disposable and protects the device from contamination by debris and facilitates activation to minimise the risk of misfiring.

Patent No. 106188 has been granted entitled “Applicator for facilitating delivery of a solution to a surface”. This patent derives from PCT Application No. PCT/AU02/01643 with a filing date of 5 December 2002. The patent relates to an applicator for facilitating the delivery of a solution to a surface. In particular, to an applicator which facilitates the delivery of a therapeutic solution, such as a drug containing solution to the skin of a person or animal.

The granting of these patents further strengthens Norwood’s intellectual property position.

For information about Norwood, visit the company’s website at www.norwoodabbey.com

For further information please contact:

Norwood Abbey Ltd
Lula Liossi
Corporate Communications Manager
+61-3-9782-7333